Thomas E. Blaser Sr. Vice President & Chief Financial Officer T +1 410.531.4230 Thomas.Blaser@grace.com W. R. Grace & Co.–Conn. 7500 Grace Drive Columbia, MD 21044

August 30, 2016

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: John Cash, Branch Chief

Ladies and Gentlemen:

Thank you for your letter dated August 26, 2016, regarding the review of the W. R. Grace & Co. ("Grace," "we" or "our") Annual Report on Form 10-K for the year ended December 31, 2015, (the "Form 10-K") and our Quarterly Report on Form 10-Q (the "Form 10-Q") for the quarter ended June 30, 2016, by the Staff (the "Staff," or "you") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission"). We respectfully request an extension of an additional 10 business days (until September 26, 2016) to provide our response due to the upcoming schedules of our team.

Please contact me at (410) 531-4230 or Mr. William Dockman, Grace’s Vice President Finance and Controller, at (410) 531-4558 if you have any questions or comments with respect to this response letter.

Sincerely,

/s/ Thomas E. Blaser

Mr. Thomas E. Blaser
Senior Vice President and Chief Financial Officer

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